

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

September 11, 2008

Via U.S. Mail and Fax

Mr. James A. Wheeler
President, CEO and Director
NW Tech Capital, Inc.
4603 NE St Johns Road, Suite B
Vancouver, WA 98661

     RE: **NW Tech Capital, Inc.**
             Form 10-KSB for the year December 31, 2007
             Filed on March 31, 2008 and amended on September 5, 2008
             File no. 0-26913

Dear Mr. Wheeler:

     We have completed our review of the above filing, and do not, at this time, have any further comments.

             Sincerely,

             Terry French
             Accountant Branch Chief